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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 1)
                                AND SCHEDULE 13D
                               (Amendment No. 1)

                   Under the Securities Exchange Act of 1934

                          BONRAY DRILLING CORPORATION
                           (Name of Subject Company)

                           ACQUISITION DRILLING, INC.
                              DLB OIL & GAS, INC.
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                   098523202
                     (CUSIP Number of Class of Securities)

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                                Michael Blaschke
                              DLB Oil & Gas, Inc.
                              1601 N.W. Expressway
                                   Suite 700
                       Oklahoma City, Oklahoma 73118-1401
      (Name, Address and Telephone Number of Persons Authorized to Receive
                Notices and Communications on Behalf of Bidders)

                                    Copy to:

                            N. Kathleen Friday, P.C.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                              1700 Pacific Avenue
                                   Suite 4100
                            Dallas, Texas 75201-4675

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                                January 30, 1997
  (Date of Event Which Requires Filing Amendment to Statement on Schedule 13D)
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                                  Introduction

       This Amendment No. 1 to Schedule 14D-1 and Amendment No. 1 to Schedule 13D amends and supplements the Tender Offer Statement on Schedule 14D-1 and the
Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on January 10, 1997 (as so amended from time to time, the "Schedule 14D-1"), which relates to the tender offer by Acquisition Drilling, Inc., a Delaware corporation ("Purchaser"), to purchase any and all outstanding shares of Common Stock, par value $1.00 per share (the "Shares"), of Bonray Drilling Corporation, a Delaware corporation, at a price of $30.00 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 10, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal. Purchaser is a wholly-owned subsidiary of DLB Oil & Gas, Inc., an Oklahoma corporation ("Parent").

Item 10.      Additional Information.

              The third sentence of the third paragraph of Section 1 entitled "Terms of the Offer" of the Offer to Purchase and incorporated by reference into Item 10(f) of the Schedule 14D-1 is hereby amended in its entirety as follows:

                     Purchaser also expressly reserves the right, subject to applicable law (including applicable rules and regulations of the Securities and Exchange Commission (the "Commission")) and the terms of the Merger Agreement, at any time or from time to time, to (i) delay acceptance for payment of, or regardless of whether such Shares were theretofore accepted for payment, payment for, any shares, pending receipt of any regulatory approval specified in
                     Section 15 below, (ii) terminate the Offer and not accept for payment any Shares upon the occurrence of any of the conditions specified in Section 14 below, or (iii) waive any conditions or otherwise amend the Offer in any respect, in each case by giving oral or written notice to the Depositary.

              The first sentence of the first paragraph of Section 2 entitled "Acceptance for Payment and Payment for Shares" of the Offer to Purchase and incorporated by reference into Item 10(f) of the
              Schedule 14D-1 is hereby amended in its entirety as follows:

                     Upon the terms and subject to the conditions of the Merger Agreement and the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and will pay for any and all Shares that are validly tendered on or prior to the Expiration Date, and not properly withdrawn in accordance with Section 4 below, promptly after the Expiration Date.

              The third sentence of the last paragraph of Section 8 entitled "Certain Information Concerning the Company" of the Offer to Purchaser and incorporated by reference into Item 10(f) of the
              Schedule 14D-1 is hereby deleted.

              Subclause (3) of the first paragraph of Section 14 entitled "Certain Conditions of the Offer" of the Offer to Purchase and incorporated by reference into Item 10(f) of the Schedule 14D-1 is hereby amended in its entirety as follows:




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                     (3) at any time on or prior to the Expiration Date any of
                     the following events shall occur or be deemed to have occurred:


                                   SIGNATURES

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



       DATED: February 3, 1997                 ACQUISITION DRILLING, INC.


                                               By: /s/ Gary C. Hanna
                                                   -----------------------------
                                               Name: Gary C. Hanna
                                                     ---------------------------
                                               Title: President
                                                      --------------------------

                                               DLB OIL & GAS, INC.


                                               By: /s/ Mike Liddell
                                                   -----------------------------
                                               Name: Mike Liddell
                                                     ---------------------------
                                               Title: Chief Executive Officer
                                                      --------------------------
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